SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                November 6, 2002



                          Telewest Communications plc
                          ---------------------------
                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
  -----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X                      Form 40-F
                      -------                              -------


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 YES                                   NO     X
                      -------                              -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                     Description
      -------                     -----------


      99.1 Press release, dated November 6, 2002, announcing Disposal of interest in SMG plc

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TELEWEST COMMUNICATIONS PLC



 Dated: November 6, 2002                  By:     /s/ Clive Burns
                                             -----------------------------------
                                          Name:   Clive Burns
                                          Title:  Company Secretary

                                                                EXHIBIT 99.1


                    TELEWEST COMMUNICATIONS PLC (`TELEWEST')

                     DISPOSAL OF INTEREST IN SMG PLC ("SMG")

                                                                6 November 2002


Following the approval of the Company's shareholders given at an EGM on 4 September 2002, Telewest has placed its entire 16.9% shareholding in SMG with institutional investors. The placing was managed by Schroder Salomon Smith Barney. The shares were placed at a price of 85p per share and the placing will realise proceeds of (pound)45.1 million.

Commenting on this announcement, Charles Burdick, managing director, said:

"We are pleased to have placed the SMG shares at a fair price and the proceeds will be utilised to further our progress in our core business."

ENQUIRIES:

TELEWEST
JANE HARDMAN, DIRECTOR OF CORPORATE COMMUNICATIONS          020 7299 5888
Richard Williams, head of investor relations                020 7299 5497

BRUNSWICK
JOHN SUNNUCKS/SARAH TOVEY                                   020 7404 5959

NOTE TO EDITORS:

Flextech, Telewest's content business, bought the 16.9% stake in SMG plc in 1995. The Company stated on 13 August 2002 that it was considering selling this non-core asset to help preserve its financial flexibility. A loan of approximately (pound)26.3m from Toronto Dominion bank was secured against the stock and repaid on 29 October 2002.

Telewest Communications, the broadband communications and media group, currently passes 4.9 million homes and provides multi-channel television, telephone and internet services to around 1.8 million UK households, and voice and data telecommunications services to around 74,300 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels based on the corporation's programming, including UK Gold.

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